PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement Agreement” means the arrangement agreement dated as of October 1, 2013 between the Purchaser and the Corporation, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Affiliate” has the meaning ascribed thereto in the Securities Act;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 hereof or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content of Schedule B attached to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Corporation and the Purchaser, acting reasonably;

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the province of Québec;

“CBCA” means the Canada Business Corporations Act or its successor legislation and the regulations made thereunder;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Common Shares” means the Class A Common Shares in the share capital of the Corporation;

“Common Share Cash Consideration” means an amount in cash per Common Share equal to the result of the following:

(A – B – C + D) / E

in which:

A is equal to $3,150,191;

B is equal to the Canadian dollar value of the Debenture Cash Consideration, based on the noon spot exchange rate of the Bank of Canada on the Business Day preceding the Effective Date for one US dollar expressed in Canadian dollars;

C is equal to the aggregate amount of Pre-Authorized Expenses;

D is equal to an amount of up to $180,635 equal to the aggregate of the amounts listed in Appendix A hereto and effectively received by the Corporation prior to the Effective Date; and

E is equal to the aggregate of (i) the number of issued and outstanding Common Shares as of the Effective Date; (ii) the number of Common Shares issued as payment of applicable interests accrued on the Debentures pursuant to Section 3.1(a) hereof; and (iii) the number of issued and outstanding Options as of the Effective Date;

“Corporation” means Sand Technology Inc., a corporation incorporated under the CBCA;

“Court” means the Superior Court of Québec;

“Debenture Cash Consideration” means an amount of US$900 per principal amount of Debentures, representing a total consideration for the Debentures of US$1,002,600.00;

“Debenture Holders” means the holders of Debentures;

“Debentures” means the 8% secured convertible debentures (face value US$900) of the Corporation due December 31, 2017 and convertible into Common Shares at a conversion price of US$0.45 per share issued by the Corporation as part of a private placement of units in April 2008;

“Depositary” means the depositary to be chosen by the Corporation and the Purchaser to receive the letters of transmittal and disburse the consideration payable to Securityholders, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in Canada;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 4;

“Dissenting Shareholder” means a holder of Common Shares who properly dissents in respect of the Arrangement in strict compliance with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time;

“Effective Date” means the date shown on the Certificate of Arrangement as determined in accordance with Section 2.7 of the Arrangement Agreement;

“Effective Time” means 8:30 a.m. (Eastern Time) on the Effective Date;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs, title defects, options or adverse claims or encumbrances of any kind or character whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the final order of the Court, in a form acceptable to the Corporation and the Purchaser, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means (a) any multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign; (b) any subdivision or authority of any of the foregoing; or (c) any quasi-governmental or private body, including any trade or standards association, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above or otherwise;

“Interim Order” means the interim order of the Court, in a form acceptable to the Corporation and the Purchaser, each acting reasonably, in respect of the Arrangement, as the same may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably);

“Letter of Transmittal” means the letter of transmittal to be sent by the Corporation to the Shareholders with the proxy circular in connection with the Arrangement;

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution;

“Option Holders” means the holders of Options;

“Options” means any outstanding options under the Stock Option Plan;

“Person” includes an individual, partnership, association, corporation, company, limited liability company, unincorporated association, unincorporated syndicate or organization, trust, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Pre-Authorized Expenses” means those fees, expenses and other amounts set forth and identified as such in Section 3.1(mm) of the Disclosure Letter of the Corporation delivered to the Purchaser concurrently with the execution and delivery of the Arrangement Agreement;

“Private Placement Warrants” means the warrants issued by the Corporation entitling the holders thereof to purchase 1,071,432 Common Shares at an exercise price of $0.50 per share dated as of January 4, 2011;

“Purchaser” means N. Harris Computer Corporation, a corporation incorporated under the laws of Ontario;

“Securities Act” means the Securities Act (Québec) and the rules, regulations and published policies made thereunder;

“Securityholders” means, collectively, the Shareholders, the Option Holders, the Warrant Holders and the Debenture Holders;

“Shareholders” means the registered and beneficial holders of Common Shares;

“Stock Option Plan” means the Corporation’s 2010 stock option plan;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, in effect as of the date hereof, and as they may be promulgated or amended from time to time; and

“Warrant Holders” means the holders of Private Placement Warrants.

1.2	Sections and Headings

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to articles or sections refers to the specified articles or sections of this Plan of Arrangement.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in this Plan of Arrangement.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

ARTICLE 2
BINDING EFFECT

2.1	Binding Effect

This Plan of Arrangement, within the meaning of Section 192 of the CBCA, will become effective on, and be binding on and after, the Effective Date on the Corporation, the Purchaser and all Securityholders (including Dissenting Shareholders).

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following transactions shall occur and shall be deemed to occur in the following order, without any further authorization, act or formality:

(a)

each Debenture Holder shall receive payment of applicable interests accrued on the Debentures in Common Shares and shall be issued such number of Common Shares as is provided under the terms of the Debentures without presentment, demand, protest or further notice;

(b)	all of the Debentures then outstanding shall immediately become due and payable in cash without presentment, demand, protest or further notice;

(c)	the Corporation shall pay to each Debenture Holder a cash amount equal to the Debenture Cash Consideration in respect of each Debenture held by such Debenture Holder, and;

	(i)	the Debenture Holder shall cease to be the holder of such Debenture and shall cease to have any rights in respect of such Debenture; and

	(ii)	each Debenture and all agreements, certificates and similar instruments relating thereto shall be cancelled as of such time;

(d)

each Option granted and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any holder of such Option, be deemed to be vested and transferred (free and clear of any Encumbrances) by the holder thereof to the Corporation in exchange for a cash amount equal to the Common Share Cash Consideration less the exercise price in respect of such Option and, for greater certainty, to the extent such amount is a negative number, the consideration in respect of such Option shall be nil, and:

	(i)	the holder thereof shall cease to be the holder of such Option and shall cease to have any rights as a holder in respect of such Option or under the Stock Option Plan;

	(ii)	such holder’s name shall be removed from the register of Options, as of such time, and all option agreements, grants and similar instruments relating thereto shall be cancelled; and

	(iii)	each Option and the Stock Option Plan shall be cancelled as of such time;

(e)

each Private Placement Warrant outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any holder of such Private Placement Warrant, be deemed to transferred (free and clear of any Encumbrances) by the holder thereof to the Corporation in exchange for a cash amount equal to the Common Share Cash Consideration less the exercise price in respect of such Private Placement Warrant and, for greater certainty, to the extent such amount is a negative number, the consideration in respect of such Private Placement Warrant shall be nil, and:

	(i)	the holder thereof shall cease to be the holder of such Private Placement Warrant and shall cease to have any rights as a holder in respect of such Private Placement Warrant;

	(ii)	such holder’s name shall be removed from the register of Private

Placement Warrant, as of such time, and all agreements, certificates and similar instruments relating thereto shall be cancelled; and

	(iii)	each Private Placement Warrant shall be cancelled as of such time;

(f)

each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by the Dissenting Shareholders) and each Common Share issued under Section 3.1(a) shall be transferred (free and clear of any Encumbrances) without any further act or formality by the holder thereof to the Purchaser in exchange for a cash amount equal to the Common Share Cash Consideration, and;

	(i)	the holder thereof shall cease to be the holder of such Common Share and shall cease to have any rights as a Shareholder in respect of such Common Share;

	(ii)	such holder’s name shall be removed from the register of Shareholders (as holder of Common Shares), as of such time; and

	(iii)	the certificate representing such Common Shares shall be deemed to have been cancelled as of such time;

(g)

concurrently with step (f), all Common Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of any Encumbrances) without any further act or formality by the holders thereto to the Purchaser and such Dissenting Shareholders shall cease to have any rights as Shareholders in respect of such Common Shares other than the right to be paid the fair value of their Common Shares as set out in Section 4.1;

provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent

Shareholders may exercise rights of dissent with respect to such Common Shares, as applicable pursuant to and in the manner set forth in section 190 of the CBCA and this Section 4.1 (the “Dissent Rights”) in connection with the Arrangement as the same may be modified by the

Interim Order or the Final Order; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Corporation before 5:00 p.m. on the Business Day preceding the Meeting.

4.2	Recognition of Dissenting Shareholders

Shareholders who duly exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to the Purchaser at the Effective Time in consideration for, for each Common Share so transferred, such fair value; or

(b)

for any reason are ultimately not entitled to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non dissenting Shareholder as at and from the Effective Time and shall be deemed to have transferred such Common Shares to the Purchaser at the Effective Date in consideration for, for each Common Share so transferred, the Common Share Cash Consideration;

but in no case shall the Purchaser or the Corporation or any other person be required to recognize such Shareholders as Shareholders after the Effective Time, and the names of such Shareholders shall be deleted from the register of Shareholders at the Effective Time.

ARTICLE 5
PAYMENT AND CERTIFICATES

5.1	Payment of the Consideration

	(a)	Prior to the filing of the Articles of Arrangement the Purchaser shall deposit or cause to be deposited (in a manner acceptable to the Depositary):

(i)

for the benefit of the holders of Common Shares, Options, Private Placement Warrants and Debentures, cash with the Depositary in an aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Common Share Cash Consideration or per applicable share for this purpose, net of applicable withholdings for the benefit of such holders, it being understood that under no circumstances will interest be paid by the Purchaser or the Depositary to holders depositing Common Shares, holders of Options, Warrant Holders or Debenture Holders, by reason of any delay in paying for any Common Shares, Options, Private Placement Warrants, Debentures or otherwise; and

	(ii)	cash with the Depositary in an aggregate amount equal to the Pre- Authorized Expenses.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding (i) the Debentures repaid and cancelled pursuant to Section 3.1(c); and (ii) the Common Shares transferred pursuant to Section 3.1(e), as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder thereof shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under Section 3.1(c) or 3.1(e), as applicable, for the Common Shares or Debentures, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Debentures or Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment, without interest, in lieu of such certificate as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.3. Any such certificate formerly representing Common Shares or Debentures not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares or Debentures of any kind or nature against the Corporation or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and all cash to which such former holder was entitled shall be returned to the Purchaser.

(d)

As soon as practicable following the Effective Date, the Depositary shall deliver to each holder of Options as reflected on the register maintained by or on behalf of the Corporation in respect of Options, a cheque representing the cash payment, without interest, if any, which such holder of Options is entitled to receive pursuant to Section 3.1(d), less any amounts required to be withheld pursuant to Section 5.3.

(e)

As soon as practicable following the Effective Date, the Depositary shall deliver to each holder of Private Placement Warrants as reflected on the register maintained by or on behalf of the Corporation in respect of Private Placement Warrants, a cheque representing the cash payment, without interest, if any, which such holder of Private Placement Warrants is entitled to receive pursuant to Section 3.1(e), less any amounts required to be withheld pursuant to Section 5.3.

(f)

Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Common Shares, Debentures, Private Placement Warrants or Options pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited for no consideration, and all cash to which such holder was entitled shall be returned to the Purchaser or the Corporation, as applicable.

(g)

No Securityholder shall be entitled to receive any consideration with respect to Common Shares, Debentures, Private Placement Warrants or Options other than any cash payment to which such holder is entitled to receive in accordance with Section 3.1 and this Section 5.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Debentures transferred pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive pursuant to Section 3.1 (net of amounts required to be withheld pursuant to Section 5.3). When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom the payment is made shall, as a condition precedent to the delivery of such payment thereof, give a bond satisfactory to the Corporation, the Purchaser and the Depositary in such sum as the Purchaser may direct or otherwise indemnify the Purchaser in a manner satisfactory to the Purchaser against any claim that may be made against the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Corporation, the Purchaser and the Depositary shall be entitled to deduct and withhold from any amount payable to any Securityholders (including any payments to Dissenting Shareholders), such amounts as the Corporation, the Purchaser, or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Corporation reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Purchaser, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Securityholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting (provided that the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the persons voting at the Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Corporation and the Purchaser and (ii) if required by the Court, it is approved by the Securityholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Securityholders.

	(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement and shall become effective without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

ARTICLE 8
PARAMOUNTCY

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Debentures, Private Placement Warrants and Options issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Common Shares, Debenture Holders, Warrant Holders and Options Holders and the Corporation, the Purchaser, the Depositary and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Debentures, Private Placement Warrants and Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Appendix A

Adjustment Amounts

Adjustment Amounts
Item	Amount
Professional Services
407 ETR[1]	$25,000
Investment Planning Council	10,002
OTR maintenance	12,013
OTR license overage fee	111,949
BP International	3,600
Atos	328
Sales tax refunds
Outstanding sales tax refunds	17,743
Total	180,635
[1] Services performed by employee in September and October